

Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of Truist Investment Services, Inc.

We have reviewed Truist Investment Services, Inc.'s (the "Company") assertions, included in the accompanying Truist Investment Services, Inc.'s Exemption Report (the "Exemption Report"), in which:

1. The Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision").

2. The Company stated that it met the identified exemption provision throughout the year ended December 31, 2024 except as described in its Exemption Report with respect to:

The Company noted the following exceptions in which customer funds were not transmitted to the Company's clearing firm by noon of the following business day, in accordance with the exemption provision in 17 C.F.R § 240.15c3-3(k):

Period	Number of Check Violations (k)(2)(ii)	Number of Security Violations (k)(2)(ii)
January 2024	10	79
February 2024	0	4
March 2024	3	18
April 2024	3	16
May 2024	6	4
June 2024	3	8
July 2024	4	7
August 2024	4	14
September 2024	1	18
October 2024	5	7
November 2024	4	4
December 2024	2	38
Total	**45**	**217**

3. The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to the facilitation of customers' purchases of specified investment products directly from the issuer, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2024.

The Company's management is responsible for the assertions and for compliance with the identified exemption provisions and the provision of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2024.

PricewaterhouseCoopers LLP, 214 N. Tryon Street, Suite 4200, Charlotte, NC 28202
T: (704) 344 7500, www.pwc.com/us



Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

February 27, 2025